Mail Stop 4561

November 3, 2009

Mr. Jack Ruff
President and Chief Executive Officer
Sunair Services Corporation
1350 E. Newport Center Drive
Suite 201
Deerfield Beach, FL 33442-7712

> **Re:** **Sunair Services Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 01/15/08**
> **Form 10-K for the year ended September 30, 2008**
> **Filed 1/13/09**
> **File No. 001-04334**

Dear Mr. Ruff:

We have reviewed your response letter dated September 21, 2009 and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2008

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 35

1.	Based on your responses to our prior comments and our conference call on October 27, 2009, we continue to question the reasonableness of your goodwill balance as of September 30, 2008 as well as throughout fiscal year 2009. We have the following additional comments:

- We note that you announced on September 29, 2009 that you entered into a definitive merger agreement with Massey Services, Inc. pursuant to which Massey would acquire all of your outstanding common stock in an all-cash transaction valued at $2.75 per share. Since the proposed purchase price is significantly below your historical book value, please tell us if you intend to recognize an impairment of your goodwill as of September 30, 2009 and provide us with an estimate of the amount of impairment.

- We continue to believe that the growth rates used in your analysis as of September 30, 2008 seem aggressive especially in light of the downturn in general economic conditions and the fact that your revenues have decreased in 2009 compared to 2008. Please tell is in greater detail your basis for the growth rates. It appears that you have limited history to rely upon; please address this in your response and advise us how you determined that the rates were appropriate.

- Advise us of your expectations for growth beyond the 5 years presented on page 23 of your MD&A.

- Please compare your discounted cash flows to the terminal value.

- Explain to us your basis for using 15% as your weighted average cost of capital.

- Based on your previous representations, you believe that although your revenues have decreased in 2009 compared to 2008, you have improved your profitability through the reduction of expenses. Tell us the main drivers of these expense reductions and how you intend to sustain them.

- You previously told us that you received an unsolicited offer for $3 per share in 2008 which you rejected, because you believed it to be below the fair value of your company. However, you have now accepted an offer below that amount at $2.75 per share in 2009. Please provide us with an explanation for the change in your conclusions regarding these offers. Furthermore, you told us in our conference call that you have been working with Massey on and off since the 2008 offer and that you finally came to agreement in September of 2009 as noted above. You also told us that your main concerns during the negotiations regarded the deposit amount and also Massey's ability to obtain financing, not the price per share of the offers. Furthermore, you disclose on page 20 of your proxy statement filed October 2, 2009 that in January of 2009 after reviewing your company's current business operations, your long term risks, and the current economic conditions, your board's special committee recommended accepting a price per share of $3.00 from Massey. You also note that after the full board reviewed the recommendation, you made a counter offer to Massey at $3.25 per share with additional conditions. Based on these statements, it appears that you believed that the value of your company was below the carrying value, but you did not record any goodwill impairment. Please explain.

2.   Notwithstanding our comment above, please advise us of your proposed disclosure to be included in your proxy statement which contains a robust discussion of why you did not recognize any impairment prior to September 30, 2009. Also, discuss you estimated impairment amount as of September 30, 2009 in your proposed disclosure.

*****

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please key your response to our comment and provide any requested information. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

        You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief
                                        Accountant